

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via E-mail
Mr. Thomas S. Gifford
Chief Financial Officer
Integrated Environmental Technologies, Ltd.
4235 Commerce Street
Little River, SC 29566

> **RE:** **Integrated Environmental Technologies, Ltd.**
> **Form 10-K for the Year ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarter ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 0-26309**

Dear Mr. Gifford:

We have reviewed your response letter dated June 30, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 9A – Controls and Procedures, page 35

1. We note your response to prior comment 11. When you amend your Form 10-K in response to prior comment 10, please include also additional disclosure explaining in reasonable detail why management believed that the disclosure controls and procedures were ineffective. We note that at the end of the first quarter, your former chief executive officer and principal financial officer determined that disclosure controls and procedures were effective, suggesting that management must have been able to specifically identify problems with some aspect of your disclosure controls and procedures that it was able to rectify. The disclosure in your amended 10-K should clearly explain the nature of these problems and what aspect or

aspects of disclosure controls and procedures were compromised such that management determined that they were ineffective as of the end of your most recent fiscal year.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief